EXHIBIT 99.1

Market authorization for PER.C6(R)-based West Nile virus veterinary vaccine in Israel

LEIDEN, The Netherlands, June 3, 2004 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) has announced market authorization for a West Nile virus veterinary vaccine for geese developed with the Israeli Kimron Veterinary Institute. This is the first PER.C6(R)-based vaccine approved for veterinary use. The vaccine, based on Crucell's PER.C6(R) human cell line technology, represents a 'new generation' West Nile virus vaccine product, with Kimron's previous vaccine being produced using mouse brains. Market authorization in Israel follows a safety trial involving 1875 geese, with no vaccine-related adverse reactions, and the appropriate efficacy trials.

"As effective as the previous vaccine has been, we believe this PER.C6(R)-based product will be a purer means of countering the costly and ongoing threat of West Nile virus to the Israeli geese population," said Itzchak Samina, director of the State Laboratory for Vaccine Control at Kimron. "We are intending to use this vaccine for the next West Nile season in Israel."

"This result stands as further confirmation of Crucell's PER.C6(R) technology as a basis for delivery of safe and effective products to market," added Crucell's Chief Scientific Officer Jaap Goudsmit. "This is the first time a product based on PER.C6(R) is authorized for market use."

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and Nasdaq stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

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CONTACT:

For further information please contact:

Crucell N.V. Elizabeth Goodwin Director Investor Relations and Corporate Communications Tel +31-(0) 71-524 8718 e.goodwin@crucell.com

Redington, Inc. Thomas Redington Tel. +1 212-926-1733 tredington@redingtoninc.com